SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                    (Amendment No. 1)*

                   LASER POWER CORPORATION
                      (Name of Issuer)

              Common Stock, par value $.001 per share
               (Title of Class of Securities)

                        51806K 10 4
                       (CUSIP Number)


                        Ronald Basso
           Buchanan Ingersoll Professional Corporation
                 One Oxford Centre, 20th Floor
                      301 Grant Street
                    Pittsburgh, PA 15219
                        412-562-3943
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                      October 7, 1999
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box     .
                                              ---

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     This Amendment No. 1 to Schedule 13D (the "Amendment") amends the Schedule 13D filed on September 29, 1999 by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of the common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation. This Amendment No. 1 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D; however, Items 2 and 3 have also been amended in certain respects and Items 1 through 6 are restated in their entirety for convenience.

Item 1.  Interest In Securities Of The Issuer

     This statement relates to the common stock, par value $.001 per share (the "Laser Power Common Stock"), of Laser Power
Corporation, a Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 12777 High Bluff
Drive, San Diego, California 92130.

Item 2.  Identity And Background

     This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting
Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

     The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry. The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.

     The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

     Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

     The Reporting Person purchased 1,250,000 shares of the Laser
Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person

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borrowed 100% of these
funds from PNC Bank, National Association, under an existing credit facility. This credit facility is attached as Exhibit 1 and is incorporated herein by reference.

Item 4. Purpose Of Transaction

     (a) through (i). The Reporting Person has acquired 1,250,100 shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise.

     By letter dated September 22, 1999, from Francis Kramer, President and Chief Operating Officer of the Reporting Person, to Robert G. Klimasewski, Chairman of Laser Power, a copy of which letter is attached as Exhibit 2 and is incorporated herein by reference, the Reporting Person proposed to acquire Laser Power by means of a negotiated merger. If the proposed merger was consummated, the shareholders of Laser Power would receive cash and common stock of the Reporting Person in exchange for their Laser Power Common Stock, and all outstanding shares of Laser Power Common Stock would be cancelled. By letter dated September 22, 1999, from Mr. Klimasewski to Mr. Kramer, a copy of which letter is attached as
Exhibit 3 and is incorporated herein by reference, Laser Power rejected the Reporting Person's proposal.

     The Reporting Person intends to continue to seek to acquire control of Laser Power and to that end the Reporting Person may (a) acquire additional securities of Laser Power from time to time in the open market, in private transactions, or otherwise; provided that the Reporting Person may dispose of all or any of the shares of Laser Power Common Stock it owns at any time in the open market or in private transactions, in any case, in compliance with applicable securities laws; (b) seek to negotiate a merger or other extraordinary transaction with Laser Power by which the Reporting Person would acquire control of Laser Power, which would likely result in changes to the directors and management of Laser Power and which could cause the outstanding Laser Power Common Stock to be delisted from NASDAQ; (d) seek to change the present board of directors and management of Laser Power; or (g) seek to change Laser Power's charter or bylaws to eliminate or modify any provisions which the Reporting Person determines may impede the acquisition of control of Laser Power by the Reporting Person.

     Further to subsection (d) of the preceding paragraph, by letter dated October 7, 1999, a copy of which letter is attached as
Exhibit 5 and incorporated herein by reference, the Reporting Person notified Laser Power, in accordance with the bylaws of Laser Power, of the Reporting Person's intention to nominate a slate of directors for election at Laser Power's 2000 annual meeting of shareholders to replace all but one of the current directors on Laser Power's board of directors. The Reporting Person's intended nominees included six directors and/or officers of the Reporting Person and the Chief Executive Officer of Laser Power. Specifically, the Reporting Person's proposed nominees are: Carl J. Johnson, Chairman, Chief Executive Officer and a director of the Reporting Person; Francis J. Kramer, President, Chief Operating Officer and a director of the Reporting Person; Herman E. Reedy, Vice President and General Manager of Quality and Engineering of the Reporting Person; James Martinelli, Treasurer and Chief Financial Officer of the Reporting Person; Richard W. Bohlen, a former senior executive at Rockwell International and a director of the Reporting Person; Peter W. Sognefest, President and Chief Executive Officer of Xymox Technologies, Inc. and a director of the Reporting Person; and Dick Sharman, Chief Executive Officer and a director of Laser Power.

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

Item 5.  Interest In Securities Of The Issuer

     (a) As of the date hereof, the Reporting Person beneficially owns 1,250,100 shares, or 14.7% of the issued and outstanding Laser Power Common Stock, based on 8,477,288 shares of Laser Power Common Stock outstanding, as reported in Laser Power's Quarterly Report on Form 10-Q for the quarter ended June 27, 1999.

     (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,250,100 shares of Laser Power Common Stock.

     (c) On June 17, 1999, the Reporting Person purchased 100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. This transaction was effected through a broker-dealer. Other than this transaction and the transaction described in Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

     1. Amended and Restated Letter Agreement, dated March 26, 1999, by and between PNC Bank, National Association and II-VI
Incorporated for Committed Line of Credit and Japanese Yen
Term Loan.*

     2.  Letter dated September 22, 1999 from Francis J. Kramer,
President and Chief Operating Officer of II-VI Incorporated to
Robert G. Klimasewski, Chairman of Laser Power Corporation.*

     3. Letter dated September 22, 1999 from Robert G. Klimasewski, Chairman of Laser Power Corporation, to Francis J. Kramer,
President and Chief Operating Officer of II-VI Incorporated.*

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     4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima Corporation and Union
Miniere Inc.*

     5. Letter dated October 7, 1999 from James Martinelli, Treasurer and Chief Financial Officer of II-VI Incorporated, to Laser
Power Corporation (not including the evidence of beneficial ownership referenced therein).

     6. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI
Incorporated.

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  * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1999                  /s/ James Martinelli

                                           James Martinelli
                                        Treasurer and Chief
                                           Financial Officer

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


                           ANNEX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                    II-VI INCORPORATED

     The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                 DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson       Chairman and Chief Executive Officer of II-VI
                      Incorporated.

Francis J. Kramer     President and Chief Operating Officer of II-VI
                      Incorporated.

Thomas E. Mistler     President and Chief Executive Officer, ESCO
                      Holding Corp. and Engineered Arresting Systems
                      Corporation.  His business address is:  2550
                      Market Street, Aston, Pennsylvania 19014.

Richard W. Bohlen     Retired; formerly Senior Vice President,
                      Operations, Rockwell International
                      Corporation.  His address is:  c/o II-VI
                      Incorporated, 375 Saxonburg Boulevard,
                      Saxonburg, Pennsylvania 16056

Duncan A.J. Morrison  President of ARRI Canada Ltd.  Mr. Morrison is
                      a Canadian citizen.  His business address is:
                      415 Horner Avenue, Unit 11 Etobicoke, Ontario, M8W 4W3 Canada.

Peter W. Sognefest    President and Chief Executive Officer of Xymox
                      Technology, Inc.  His business address is:
                      9099 West Dean Road, Milwaukee, Wisconsin
                      53224.


                EXECUTIVE OFFICERS OF II-VI INCORPORATED

                    (WHO ARE NOT ALSO DIRECTORS)


Herman E. Reedy       Vice President and General Manager of Quality
                      and Engineering

James Martinelli      Treasurer and Chief Financial Officer

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